

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2015

Sam Yagan
Chief Executive Officer
The Match Group, Inc.
8300 Douglas Avenue, Suite 800
Dallas, TX 75225

>   **Re: The Match Group, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 12, 2015**
>   **CIK No. 0001575189**

Dear Mr. Yagan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Please disclose the payment, including the amount, of the special dividend or repayment of indebtedness to IAC to be paid from the net proceeds of this offering.

Table of Contents

2.   You disclose in the penultimate paragraph on page ii that you "have not independently verified the data, which is inherently imprecise." Please revise to remove the implication that you are not responsible for the accuracy of the data that you elect to include in your prospectus.

Prospectus summary

Business

Who we are, page 1

3.   Please provide us with support for your claim of leadership in the first sentence. In addition, provide us with support for your statement:

- On page 2 that your "addressable market has been expanding";
- On page 2 where you quantify the growth of your addressable market;
- On page 3 in the fourth bullet point that strong brands are associated with "a higher level of security"; and
- In the first bullet point on page 4 that you and other target-demographic brands generated 11% of new registrations by cross-selling.

4.   Refer to the last paragraph on page 1. Please disclose desktop user engagement here and on page 88 so that investors can assess the increase in user engagement as a result of your services becoming available on mobile devices. Also, where appropriate, please disclose how you calculate user engagement.

5.   Regarding the industry data and other research you cite in your prospectus by AppAnnie, Research Now, and Kantor Media, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

6.   Please balance your disclosure in the last paragraph in this section by including net income for the periods presented.

Our competitive advantages, page 3

7.   Please clarify how you define "active users" in the last bullet point on page 3. We note that for purposes of your own metrics, active users consist of users who logged in during the last 28 days.

Key metrics, page 12

8.   We note from your disclosure on page 2 that revenues from The Princeton Review are not part of the revenues derived from users. Please clarify footnote (2) to the table on page 12 to indicate whether the "Indirect Revenue" metric includes revenues from The Princeton Review.

Risk Factors

9. Please include a risk factor relating to your guarantees of the Senior Notes and credit facility issued by IAC. In this regard, we note that according to the disclosure on page 74, the guarantees are secured by your stock.

Risks relating to our business

If the security of personal and confidential user information…, page 18

10. Please tell us what consideration you gave to expanding your risk factor to mention specific instances that resulted in personal user and other confidential information potentially being accessed by unauthorized persons. For example, we note the April 17, 2015 International Business Times article pointing to the recent lack of HTTPS encryption on the dating site Match.com, potentially exposing users' passwords during login. We also note that in 2013 a security breach was detected in your Tinder application that exposed user locations to third parties.

We may experience operational and financial risks…, page 21

11. Please expand your risk factor to disclose the potential $124.4 million in additional cash consideration that you may be required to pay in connection with your acquisitions. We note your disclosure on page 77.

Our certificate of incorporation…, page 24

12. Please expand your risk factor to disclose the types of "certain corporate opportunities" that you renounce as a result of the provision in your certificate of incorporation. We note your description on page 110.

Use of proceeds, page 34

13. In the second paragraph, you disclose that you will use the proceeds to repay indebtedness or pay a dividend. Please revise to state the reason for the uncertainty in determining the use of proceeds and the implications of each alternative. We note that footnote (2) on page 36 states that proceeds will be used to repay outstanding notes. In addition, with regard to the debt that you may repay, disclose the interest rate and maturity. Refer to Instruction 4 in Item 504 of Regulation S-K.

14. Please disclose any restrictions on the proceeds from this offering pending their use.

Selected historical combined financial and other information, page 39

15.   Your disclosure on page 44 indicates that you expect to use net proceeds of the proposed offering as repayment of indebtedness. Please ensure that your unaudited pro forma earnings per share for the latest year and interim period give effect to the use of proceeds to reduce your debt. We refer you to SAB Topic 3A.

Management's discussion and analysis of financial condition and results of operations

Trends affecting our Dating business, page 52

16.   You disclose strong user growth in the first paragraph, but we note that since 2009 you have completed 25 acquisitions in your dating business. Please clarify how these acquisitions are accounted for when calculating MAU.

Results of Operations, page 57

17.   We note your disclosure on page F-44 that you have two operating segments, Dating and Non-dating. Tell us what consideration you gave to expanding your discussion of results of operations for each period presented to provide an analysis by segment.   In addition, tell us what consideration you gave to providing key metrics for the Non-dating segment. Refer to Section III.F.1 of SEC Release 33-6835.

18.   Tell us what consideration you gave to identifying the brands and the amount of revenue each generates that represent a substantial majority of your revenue. This analysis could also include a similar segregation of your key metrics by those brands.

19.   It appears that an analysis and discussion of revenue and other metrics on a geographic basis would be meaningful to investors. Tell us what consideration you gave to providing this information within your results of operation discussion.

20.   Please ensure that you quantify and discuss the causes for each of the material changes in each of your line items. For example, on page 59, you state that cost of revenue increased primarily by the acquisition of The Princeton Review, as well as year-over-year increases of in-app purchase fees and higher hosting fees driven by growth in users and product features. In another example on page 64, you indicate that selling and marketing expense increased as a result of the acquisition of FriendScout24, the acquisition of The Princeton Review and increases in advertising spend at Dating. Similarly, your disclosures should indicate how these acquisitions impacted the respective line items. Refer to Section III.D of SEC Release No. 33-6835.

Results of operations for the three months ended March 31, 2014 and 2015

Revenue, page 58

21.   Please tell us your consideration of discussing your changes in indirect revenue.

22.   In the second and third paragraphs under the table on page 58, you attribute the increase in revenue to changes in Average PMC and ARPPU. Please quantify the extent to which each of these metrics contributed to growth in revenues. Provide similar disclosure in the results of operations discussion for the years ended 2012, 2013, and 2014. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Cost of revenue, page 59

23.   We note you break out your revenue among several categories. Please tell us your consideration of breaking out cost of revenue in a similar manner.

Liquidity and capital resources, page 73

24.   We note that you have substantial amounts of long-term debt. Please expand your liquidity and capital resources section to include a discussion of this debt and consider including a discussion of the related covenants and actual ratios as of December 31, 2014. Refer to Section III.C of SEC Release 33-6835.

Quantitative and qualitative disclosures about market risk

Foreign currency exchange risk, page 79

25.   You do not appear to provide the disclosure with regard to the three disclosure alternatives set forth in Item 305(a)(1) of Regulation S-K. Please advise or revise.

Our competitive advantages, page 90

26.   In the first bullet point on page 91 and also on 4, you state that you are increasing cross-selling from one brand to another. Where appropriate, please explain how you cross-sell among your brands and how this results in lower acquisition costs.

Our business, page 88

27.   You mention seasonality on pages 53 and 73. Where appropriate, please disclose the extent to which your business is seasonal. Refer to Item 101(c)(1)(v) of Regulation S-K.

Our portfolio

28.   Please disclose the key aspects of each of your brands, including pricing, subscription alternatives, and similar features.

Match, page 93

29.   You state that Match has a high percentage of paying users. You also state on page 52 that new users through mobile channels have increased. Please tell us what consideration you gave to disclosing the number of MAUs and paying users for each of your significant brands, such as Match, Meetic, OKCupid, and Tinder. Also consider disclosing, as applicable, the percentage of new users coming through mobile channels.

Technology, page 94

30.   We note your product development expense on your statement of operations. Please disclose the material amounts spent on research and development in the past three years. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Intellectual Property, page 96

31.   According to the disclosure on page 19 of the latest Form 10-K by IAC/InterActiveCorp, The Match Group relies on patents with expiration dates from 2025 to 2034. Please disclose the duration of your patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Executive Compensation

Summary compensation table, page 101

32.   Regarding the bonus compensation in your table, please disclose the material terms of the awards, including a general description of the formula or criteria used in determining the amounts paid. Refer to Item 402(o)(5) of Regulation S-K.

Principal stockholders, page 104

33.   Refer to the last sentence of the paragraph immediately following the bullet points on page 104. We can find no other disclosure related to a directed share program in your document. Please advise.

Description of capital stock, page 105

34.   We note that in the introductory paragraph you qualify your disclosure in its entirety by reference to federal and state laws and regulations, as well as the DGCL. Please remove any qualifications that refer to information outside the prospectus.

Capital stock

Common stock and Class B common stock, page 105

35.   You state that the rights of the common stock and Class B common stock are generally
       identical, except for voting and conversion. You do not appear to disclose any other
       differences in rights. Please revise to remove the qualification that the shares are
       generally identical here and elsewhere in your document or explain other instances in
       which the rights differ.

Unaudited combined interim financial statements

Notes to combined financial statements

Note 8 – Subsequent events, page F-18

36.   Expand your disclosure to disclose the date through which subsequent events have been
       evaluated and the nature of this date. Refer to FASB ASC 855-10-50-1.

Audited combined financial statements

Combined balance sheet, page F-20

37.   From a pro forma basis, for each class of common shares state, on the face of the balance
       sheet, the number of shares issued or outstanding, as well as the number of shares
       authorized. Refer to paragraph 29 of Rule 5-02 of Regulation S-X. Similar concerns
       apply to your combined balance sheet on page F-2.

Combined statement of operations, page F-21

38.   Please provide basic and diluted earnings per share amounts on a pro forma basis on the
       face of your statement of operations for each period presented. Similar concerns apply to
       your statement of operations on page F-3. Refer to FASB ASC 260-10-45. In addition,
       pro forma amounts should be provided to reflect the impact of the registration statement.

Combined statement of shareholder equity, page F-23

39.   Expand your table to show the changes in the number of shares equity securities on a pro
       forma basis. Similar concerns apply to your statement of shareholder equity on page F-
       5. Refer to FASB ASC 505-10-50-2.

40.   Provide footnote disclosure to discuss the pertinent rights and privileges of your common
        stock, Class B common stock, and redeemable noncontrolling interests on a pro forma
        basis. Refer to FASB ASC 505-10-50-3.

Notes to combined financial statements, page F-25

41.   Please provide a footnote that includes a reconciliation of the numerators and the
        denominators of the basic and diluted per-share computations for income from continuing
        operations on a pro forma basis. Refer to FASB ASC 260-10-50.

42.   We note your disclosure beginning on page 114 related to your pre-offering relationship
        and post-offering relationship with IAC. Please provide a similar disclosure in your
        footnotes.

43.   We note your disclosure on page 95 that you purchased Tutor.com and then The
        Princeton Review in 2012 and 2014, respectively. We further note your disclosure
        beginning on page 94 that since January 2009, you have invested in approximately
        $739.0 million to acquire 25 new brands. It does not appear that you provide any
        acquisition-related disclosures in your footnotes. Please tell us your consideration of
        providing acquisition-related disclosures for your recent significant acquisitions. Refer to
        FASB ASC 805-10-50.

Note 2 – Summary of significant accounting policies

Revenue recognition, page F-26

44.   Your disclosure on page 16 indicates that you determine the price at which your mobile
        applications and in-app products are sold in the Apple App Store and the Google Play
        Store, and you share (currently 30%) of the revenue you receive from these
        transactions. Please clarify the applications and/or in-app products that you generate
        revenue. In this regard, it appears that several of your applications, including Match,
        OkCupid, Tinder, FriendScout24, and OurTime are free to download from the Apple App
        Store. Please expand your revenue recognition policy as necessary. For example, please
        explain how you determined that an á la carte purchase by a non-paying member has
        stand-alone value to the user. That is, please indicate why such purchases represent a
        separate unit of accounting from the free online access to your brands. We refer you to
        ASC 605-25-25-5. Further, please consider such accounting implications for these
        purchases by paying members.

Goodwill and indefinite-lived intangible assets, page F-28

45.   Your disclosure indicates that you have the option to qualitatively assess whether it is
        more likely than not that the fair value of a reporting unit is less than its carrying

value. Expand your disclosures to clarify what level of assessment you performed your goodwill assessment at October 1, 2014. Refer to FASB ASC 350-20-35.

Note 3 – Income taxes, page F-31

46.   We note your disclosure on page 74 regarding the amount of cash and cash equivalents currently held by your foreign subsidiaries and that it is your intent to indefinitely reinvest these funds outside of the U.S. Please expand your footnote disclosure to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned to date that you consider to be indefinitely reinvested. Refer to FASB ASC 740-30-50.

Note 13 – Related Party transactions, page F-49

47.   We note that you are a guarantor of IAC Senior Notes and revolving credit facility. Please tell us how you considered the guidance in ASC 405-40 in accounting for these guarantees.

Exhibit index

Exhibit 2.1

48.   Please identify the omitted schedule(s), along with the agreement required by Item 601(b)(2) of Regulation S-K.

General

49.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

50.   We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

51.   Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz